Commission File Number 001-31914
EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock code: 2628)
Announcement on Resolutions of the Tenth Meeting of the Third Session
of the Board of Directors
The Tenth Meeting (the “Meeting”) of the Third Session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on December 20, 2010 at conference room A1801 located at China Life Plaza. The directors were notified of the Meeting by way of a written notice dated December 6, 2010. All of the Company’s 11 directors, including Yang Chao, Chairman and executive director of the Company, Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company, Miao Jianmin, Shi Guoqing and Zhuang Zuojin, non-executive directors of the Company, Ma Yongwei, Sun Changji, Bruce D. Moore and Anthony Neoh, independent directors of the Company, participated in the Meeting in person. Members of the Board of Supervisors, the management of the Company and officers in charge of relevant departments also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in compliance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Procedure Rules of Board of Directors of the Company.
The Meeting was presided over by Chairman Mr. Yang Chao. The directors at the Meeting unanimously passed the following proposals after sufficient review and discussions:
A.	Passed the Proposal on the Interim Measures on Investment Management of the Company
Voting result: 11 for, 0 against, with no abstention
B.	Passed the Proposal on the Power of Attorney for the Legal Representative (revised draft)
Voting result: 11 for, 0 against, with no abstention
C.	Passed the Proposal on Amendments to the Working Rules of Independent Directors
Voting result: 11 for, 0 against, with no abstention
D.	Passed the Proposal on Authorization to the Management the Company Regarding the Approval of Guidelines for Entrusted Investment
Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914
E.	Passed the Proposal on the Capital Increase of China Life Property and Casualty Insurance Company Limited
The Company proposed to increase the registered capital of China Life Property and Casualty Insurance Company Limited (the “PCIC”) together with China Life Insurance (Group) Company (the “CLIC”). Prior to such capital increase, the registered capital of PCIC was RMB 4 billion, with RMB 2.4 billion contributed by CLIC and RMB 1.6 billion contributed by the Company, accounting for 60% and 40% of its registered capital, respectively. CLIC and the Company proposed to increase the capital of PCIC by a total of RMB 4 billion, including RMB 2.4 billion to be contributed by CLIC and RMB 1.6 billion to be contributed by the Company. After such capital increase, the registered capital of PCIC will be RMB 8 billion, but the shareholding ratio in PCIC of CLIC and the Company will remain unchanged. Yang Chao, Miao Jianmin, Wan Feng, Shi Guoqing and Zhuang Zuojin, directors of the Company, abstained from voting as related directors. Independent directors issued independent opinions to consent to such related party transaction. Following the execution of relevant agreement, the Company will disclose terms of such related party transaction according to relevant requirements under the listing rules.
Voting result: 6 for, 0 against, with no abstention
F.	Passed the Proposal on Investments to Equity Investment Funds
Voting result: 11 for, 0 against, with no abstention
G.	Passed the Proposal on the Execution of a New Asset Management Agreement with China Life Asset Management Company Limited
The Asset Management Agreement between China Life Asset Management Company Limited (the “AMC”) and the Company will expire on December 31, 2010. The Board agreed to enter into a new asset management agreement with AMC, effective January 1, 2011 and expiring on December 31, 2011.
Pursuant to the listing rules of Hong Kong Stock Exchange, with AMC being the related party of the Company, Yang Chao, Miao Jianmin, Wan Feng, Shi Guoqing and Zhuang Zuojin, directors of the Company, abstained from voting as related directors. Independent directors issued independent opinions to consent to such related party transaction. Following the execution of such assets management agreement, the Company will disclose terms of such related party transaction according to relevant requirements under the listing rules of Hong Kong Stock Exchange.
Voting result: 6 for, 0 against, with no abstention
H.	Passed the Proposal on the Negotiated Deposit at Guangdong Development Bank
Wan Feng, director of the Company, abstained from voting as a related director. Independent directors issued independent opinions to consent to such related party transaction. Following the execution of relevant agreement, the Company will disclose terms of such related party transaction according to relevant requirements under the listing rules.
Voting result: 10 for, 0 against, with no abstention
Directors at the Meeting were also debriefed of the Report on Implementation of the Guidelines for Comprehensive Risk Management in Life Insurance Companies issued by China Insurance Regulatory Commission.
China Life Insurance Company Limited
Board of Directors
December 20, 2010